425 Market Street San Francisco California 94105-2482 Telephone: 415.268.7000 Facsimile: 415.268.7522 www.mofo.com	morrison & foerster llp new york, san francisco, los angeles, palo alto, sacramento, san diego, denver, northern virginia, washington, d.c. tokyo, london, brussels, beijing, shanghai, hong kong

Writer’s Direct Contact
April 11, 2013	415.268.6966
AThorpe@mofo.com

FOIA Confidential Treatment Request
Privileged and Confidential	Under 17 C.F.R. § 200.83

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kamada Ltd.
Amendment No. 1 to
Confidential Draft Registration Statement on Form F-1
Submitted March 8, 2013
CIK No. 0001567529

Dear Mr. Riedler:

We enclose herewith, on behalf of Kamada Ltd. (the “Company”), clean and marked copies of the first public filing of the Registration Statement on Form F-1 (the “Registration Statement”), together with responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated March 8, 2013. The Registration Statement incorporates responses to the Staff’s comments. Below, we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

General

1.	We note that you anticipate submitting a request for confidential treatment for certain of the exhibits to your registration statement. Please be advised that we will review your request for confidential treatment once it is received and will provide any comments under separate cover. We will not be able to process any request for acceleration of the effective date of the pending registration statement until any such confidential treatment request is resolved.

Jeffrey P. Riedler
April 11, 2013

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it submitted a confidential treatment request on March 22, 2013.

2.	We have reviewed the copy of the investor presentation that you provided to us in response to prior comment 4. We note that pages 17 and 28 of these materials provide expected launch dates for certain of your products, yet this disclosure does not appear in the prospectus. Accordingly, please revise the prospectus to include this information in your Business section and elsewhere in your prospectus, as applicable. In the alternative, please provide your written analysis why such information is not material to investors and need not be included in the prospectus.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 80, 83 and 85 to include this information.

Use of Proceeds, page 47

3.	We note your response to prior comments 20 and 21 and your revised disclosure on pages 10 and 47 of the prospectus. In addition to this disclosure, please also provide the approximate amount of proceeds intended to be used for each enumerated purpose. If the company has specific purposes in mind for the use of proceeds, Item 504 of Regulation S-K requires disclosure of the approximate amount intended to be used for each such purpose.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that at this time, it is not able to quantify the approximate amount of proceeds that will be devoted to particular uses at this time because the Company has not made specific determinations regarding the amount or type of any such expenditure. In light of this uncertainty, the Company has revised its disclosure on pages 9 and 46 to clarify that that it is unable to identify the amount of proceeds that will be applied to any of the enumerated purposes. If, prior to the effective date of the registration statement, the Company determines the approximate amount of proceeds that will be used for a particular purpose, it will revise the prospectus accordingly.

Confidential Treatment Requested by Kamada Ltd.

Jeffrey P. Riedler
April 11, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Nine Months Ended September 30, 2012 Compared to Nine Months Ended September 30, 2011
Revenues, page 61

4.	We acknowledge your response to our comment 24 and your revised disclosure. Please include disclosure that explains the underlying reason(s) for the increase in sales volume of Glassia to Baxter.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 60 and 63 to indicate the underlying reason for the increase in sales volume of Glassia to Baxter.

Cost of Revenues, page 61

5.	With regards to the decrease in gross profit in your distribution segment, you indicate the decrease was primarily due to the change in the mix of products sold to products with lower margins; however, you also state that the increase in sales volume was due to increased sales in your IVIG product, which you further disclose on page 81 comprised 26% of the segment revenues. We believe your disclosure lacks context without qualitative and quantitative information about the products that caused the change in product mix resulting in the decrease in gross profit. In this regard, in order to provide more insight into why the gross profit in your distribution segment decreased, please include disclosure that provides greater context with regards to the composition of your product mix and the related volume changes. To the extent that IVIG is a lower margin product, please clarify.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 60, 61 and 63 to provide additional qualitative and quantitative information.

6.	Please revise your disclosure to quantify the amount of revenues recognized from your agreement with Chiesi since August 2012.

Response: The Company respectfully advises the Staff that as of December 31, 2012, the amount of revenue recognized from its agreement with Chiesi since August 2012 was approximately $[           ]*. The Company believes that this amount is immaterial and that disclosure is unnecessary for the protection of investors. However, the Company believes that the disclosure of such amount would cause substantial harm to the competitive position of the Company. The industry in which the Company competes is highly competitive and disclosure of the aggregate payments made to date from Chiesi would allow the Company’s competitors insight into the pricing structure and the level of profitability and manufacturing costs of Inhaled AAT for AATD, as well as revealing commercial terms that reflect concessions made by the Company as a result of individualized negotiations, which were made solely in the context of these individualized negotiations. In addition, both the Company and Chiesi intended to keep this information confidential and as such, disclosure of such information would harm the Company’s relationship with Chiesi and could harm the Company’s ability to pursue further opportunities with Chiesi.

* The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and will be provided supplementally to the Staff in hard copy only.

Confidential Treatment Requested by Kamada Ltd.

Jeffrey P. Riedler
April 11, 2013

Research and Development Expense, page 62

7.	We acknowledge your response to our comment 25 and your revised disclosure. Please provide qualitative disclosures that indicate the composition of your unallocated R&D expenses and quantify each component for the periods presented. In addition, please revise your disclosure to explain the reason(s) for increases and decreases for the unallocated expenses by each component.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 61 and 64 to quantify each component of the Company’s unallocated R&D expenses and to provide reasons for the increases and decreases of each component.

8.	You disclose that AAT for newly diagnosed Type 1- Diabetes trials increased by $0.1 million due to expenses for a clinical trial. However, your table indicates a $77,000 decrease. Please revise your disclosure to address this apparent discrepancy or advise us.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 61 to clarify that it was a decrease of $0.1 million rather than an increase.

Confidential Treatment Requested by Kamada Ltd.

Jeffrey P. Riedler
April 11, 2013

Notes to Consolidated Financial Statements
Note 2: Significant Accounting Policies
i. Revenue Recognition, page F-10

9.	Please separately disclose your revenue recognition policy related to upfront payments received.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-11 to include a cross reference to the disclosure in notes 19(a) and 19(b) on pages F-32 and F-33, respectively, regarding its revenue recognition policy related to upfront payments received in each of the strategic agreements with Baxter and Chiesi.

s. Employee benefit liabilities
2. Post-employment benefits, page F-16

10.	In the last paragraph in this note, you disclose that you recognize actuarial gains and losses according to the “corridor” method commencing January 1, 2013. You also disclose the cancellation of the “corridor” method and reference Note 4. Please revise your disclosure here to clarify that you historically applied the “corridor” method consistent with your policy disclosure in your initial submission. In addition, please revise the disclosure in Note 4 to clarify when the June 2011 revisions to IAS 19 are effective.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-16 to clarify that the Company has historically applied the “corridor” method. The Company has also revised the disclosure in note 4 on page F-19 to clarify the effectiveness of IAS 19 (revised).

Note 19: Contingent Liabilities and Commitments, page F-32

11.	We acknowledge your response to our comments 55 and 56 and your revised disclosure. Please address the following additional comments:

•	Please revise your disclosure in subparagraph a to discuss the separately identifiable components of your agreement with Baxter and how you account for each component consistent with your response.

•	In the penultimate paragraph in subparagraph a, you disclose an apparent obligation to fund up to $10 million of development costs to be incurred by Baxter. Please revise your disclosure to clarify whether the “required territory” is the U.S., Canada, Australia and New Zealand as stipulated in the agreement. Also, please revise your disclosure to elaborate on the “certain conditions” under which you are obligated to fund this development. Finally, please tell us whether and how this obligation to fund future development impacts the separately identifiable components you identified and your recognition of revenue for each component.

Confidential Treatment Requested by Kamada Ltd.

Jeffrey P. Riedler
April 11, 2013

•	With regards to the last line of the last paragraph in subparagraph a, please clarify how you are accounting for raw materials supplied by Baxter for the development, production, sale and distribution of products by you in your territories. In addition, please clarify under what circumstances you pay Baxter for the supply of fraction IV raw materials and revise your disclosure in the penultimate paragraph on page 90 to consistently identify your uses of fraction IV and when you pay for them.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-32 regarding each separately identifiable component in the Baxter agreements and the accounting for each such component.

The Company has also revised the disclosure to clarify the territories in which clinical trials may be performed and the obligation of each party with regards to funding each of such clinical trial and the certain condition pursuant to which the Company may be required to fund these clinical trials. The Company does not anticipate that it will be required to fund these clinical trials and therefore, did not account it as a separate element that impacts the revenue recognition under this agreement.

Additionally, the Company has revised the disclosure on page F-32 to discuss the revenue recognition method used for the free raw material received for the production of Glassia to be sold to Baxter. The Company has also added disclosure on pages 90 and F-32 to indicate that it will purchase from Baxter raw material at an agreed price for use for the production, sales and distribution of other products in any territory or for production of Glassia for sales in territories other than the covered territories.

12.	With regards to subparagraph f, please disclose your accounting for the devices to be used in clinical trials that are being provided to you by a third party free of charge. In addition, clarify what you mean by “at the basis of the collaboration” with regards to the long-term regular supply of the device and spare parts of the device under the commercialization and supply agreement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in note 19 (f) on page F-34. The Company respectfully advises the Staff that the value of the devices and spare parts during 2010, 2011 and 2012 was immaterial and is also expected to be immaterial in the future.

Confidential Treatment Requested by Kamada Ltd.

Jeffrey P. Riedler
April 11, 2013

Note 22: Share-Based Payment, page F-36

13.	In subparagraph b, you disclose the granting of stock options to your chief executive officer on December 11, 2012. Please revise your disclosure to describe your accounting for this grant. In your revised disclosure, please clarify that the measurement date has not yet been met, as the grant is subject to shareholder approval. Otherwise, please explain to us how the measurement date is met, and reference for us the authoritative literature you rely upon to support your accounting. In addition, as the vesting of these awards and the 80,000 options granted to your chief financial officer disclosed on page F-37 appear to be based on events that are not certain to occur, please disclose how you account, or intend to account, for the vesting of these awards upon the measurement date.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in note 22 (b)(2) and note 22 (c)(4) on pages F-37 and F-38 to describe its accounting for the grant.

Note 26: Operating Segments, page F-46

14.	We acknowledge your response to our comment 57 and your revised disclosure. We continue to believe disclosure about revenues from external customers for each product or group of similar products should be disclosed for your distribution segment in accordance with paragraph 32 of IFRS 8 unless the necessary information is not available and the cost to develop it would be excessive, in which case that fact shall be disclosed.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in note 26 (c) on page F-47 to provide disclosure regarding its Distribution segment.

* * * * *

Confidential Treatment Requested by Kamada Ltd.

Jeffrey P. Riedler
April 11, 2013

We appreciate your time and attention to the Company’s response to the Staff’s comment. Should you have any additional questions or concerns, please call me at 415-268-6966.

Sincerely,

/s/ Andrew D. Thorpe

Andrew D. Thorpe, Esq.

Enclosures

cc:	Mark Brunhofer (Securities and Exchange Commission)
Daniel Greenspan (Securities and Exchange Commission)
Sasha Parikh (Securities and Exchange Commission)
Amy Reischauer (Securities and Exchange Commission)
David Tsur (Kamada Ltd.)
Gil Efron (Kamada Ltd.)
Bruce A. Mann (Morrison & Foerster LLP)
Michael Kaplan, Esq. (Davis Polk & Wardwell LLP)
Raz Tepper (Fischer Behar Chen Well Orion & Co)
Ari Fried (Gornitzky & Co)

Confidential Treatment Requested by Kamada Ltd.